Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612
(888) 250-2566

January 23, 2014

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. Registration Statement on Form S-1 (File No. 333-191954)

Dear Ms. Ravitz:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Terra Tech Corp. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to January 24, 2014 at 3:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Thomas E. Puzzo, Esq., counsel to the undersigned at (206) 522-2256.

Very truly yours,

	By:	/s/ Derek Peterson
Name: Derek Peterson
Title: President
cc: Thomas E. Puzzo, Esq.